RATE ENHANCEMENT RIDER
This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is the same as the Contract Date unless a different rider effective date is shown on the Data Page. In the event of a conflict between any provision in this rider and the contract, the provisions of this rider will control.

RIDER BENEFIT

This rider provides an increased Participation Rate and/or Cap Rate, as applicable per Segment Option.

RIDER CHARGE

The Rider Charge is shown on the Data Page. The Rider Charge is an annualized rate that is assessed on a daily basis. The Rider Charge will be deducted from the Crediting Base and only assessed against the Segment Options that offer an increased rate.

If the rider is terminated, the Rider Charge is terminated.

TERMINATION

This rider terminates on the earliest of the following:
1.The contract is terminated; or
2.A Segment Anniversary divisible by six, in which We receive Your request to terminate the rider.

REINSTATEMENT

If this rider terminates for any reason other than Your full Surrender of Your contract, this rider may not be reinstated.

If you Surrender Your contract with this rider attached and the contract is later reinstated, this rider also must be reinstated. If the contract and rider are reinstated, this rider will be reinstated as of the termination date. At the time this rider is reinstated, We will deduct Rider Charges scheduled during the period of termination and make any other adjustments necessary to reflect any change in the amount reinstated and the contract Accumulated Value as of the date of termination.
/s/ Daniel J. Houston
Chairman, President and CEO

Principal Life Insurance Company
Des Moines, Iowa 50392-0001